UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ESGL Holdings Limited

(Name of Issuer)

Ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G3R95P108

(CUSIP Number)

55 Li Hwan Drive,

Singapore 557089

Tel: +65 8890 0078

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 22, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3R95P108

1. Names of Reporting Persons. Samuel Wu
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 10,200,000(1)
8. Shared Voting Power
9. Sole Dispositive Power 10,200,000(1)
10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person 10,200,000(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 27.71% (1)(2)
14. Type of Reporting Person (See Instructions) IN

(1)	Excludes 3,441,380 ordinary shares that are subject to an option that may be exercised by the Reporting Person by November 22, 2024 pursuant to a Share Purchase Agreement dated August 21, 2024.

(2)	The percentage of shares owned is calculated based on 36,798,039 ordinary shares issued and outstanding following the Issuer’s private placement that closed on August 22, 2024.

Item 1. Security and Issuer.

This statement of beneficial ownership on Schedule 13D (this “Statement”) relates to the ordinary shares (the “Ordinary Shares”) of ESGL Holdings Limited (the “Issuer”). The principal executive offices of the Issuer are located at 101 Tuas South Avenue 2, Singapore 637226. The Ordinary Shares are listed on the Nasdaq Global Market under the symbol “ESGL.”

Item 2. Identity and Background.

(a)	This Statement is filed by Samuel Wu (the “Reporting Person”).

(b)	The business address of the Reporting Person is 55 Li Hwan Drive, Singapore 557089.

(c)	N/A.

(d)–(e)	During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Samuel Wu is a citizen of the Republic of Singapore.

Item 3. Source and Amount of Funds or Other Consideration.

On March 27, 2024, the Reporting Person entered into a Share Purchase Agreement dated March 27, 2024 (the “Purchase Agreement”) with the Issuer, pursuant to which the Issuer issued in a private placement 10,000,000 Ordinary Shares to the Reporting Person at a purchase price of US$0.25 per share. The initial closing under the Purchase Agreement took place on March 28, 2024 pursuant to which the Reporting Person purchased 2,000,000 Ordinary Shares. The second and final closing under the Purchase Agreement took place on April 3, 2024 pursuant to which the Purchaser purchased 8,000,000 Ordinary Shares.

On August 21, 2024, the Reporting Person entered into a Share Purchase Agreement dated August 21, 2024 with the Issuer, pursuant to which the Issuer issued in a private placement 200,000 Ordinary Shares to the Reporting Person at a purchase price of US$0.29 per share. The closing under the Purchase Agreement took place on August 22, 2024. For a period of three months following the closing date, The Reporting Person was granted the right to purchase up to an aggregate of 3,441,380 additional Ordinary Shares on the same and terms and conditions set forth in the Share Purchase Agreement dated August 21, 2024.

Item 4. Purpose of Transaction.

The information regarding the private placements set forth in Item 3 above is incorporated into this Item 4 by reference. All of the Ordinary Shares beneficially owned by the Reporting Person, as reported in this Statement, were received in connection with the private placements.

Samuel Wu currently owns 27.71% outstanding shares of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Statement, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time, and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

Item 5. Interest in Securities of the Issuer.

(a) - (b)

The responses of the Reporting Person with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of Ordinary Shares (including, but not limited to, footnotes to such information) are incorporated herein by reference.

The responses of the Reporting Person with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of Ordinary Shares as to which the Reporting Person referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.

(c)	Except as set forth in this Statement, the Reporting Person has not, to the best of their knowledge, engaged in any transaction with respect to the Issuer’s Ordinary Shares during the sixty days prior to the date of filing this Statement.

(d)	Except as described in Item 3, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Ordinary Shares beneficially owned by the Reporting Person as reported in this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person was granted the right to purchase up to an aggregate of 3,441,380 additional Ordinary Shares on the same and terms and conditions set forth in the Share Purchase Agreement dated August 21, 2024.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
10.1	Share Purchase Agreement dated March 27, 2024 (incorporated by reference to Exhibit 10.1 to the report on Form 6-K filed by ESGL Holdings Limited with the SEC on April 1, 2024).
10.2	Share Purchase Agreement dated August 21, 2024 (incorporated by reference to Exhibit 10.1 to the report on Form 6-K filed by ESGL Holdings Limited with the SEC on August 23, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2024

/s/ Samuel Wu
Samuel Wu